UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                   SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                                (Amendment No.   )

                              Jakarta Growth Fund, Inc.
               ______________________________________________________
                                   (Name of Issuer)
                           Common Stock, $0.10 Par Value
               ______________________________________________________
                           (Title of Class of Securities)

                                      470120106
                        ____________________________________
                                    (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470120106          SCHEDULE 13G           Page 2 of 7
---------------------------------------------------------------

(1)    Names of Reporting Persons. I.R.S. Identification Nos. of
       Above Persons (entities only)

       Newgate Management Associates

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)
       (a) [ ]
       (b) [X]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization

       Massachusetts


Number           (5)  Sole Voting Power        See Foot/Rosenbaum
of Shares        ------------------------------------------------
Beneficially     (6)  Shared Voting Power      None
Owned by         -----------------------------------------------
Each             (7)  Sole Dispositive Power   See Foot/Rosenbaum
Reporting        ------------------------------------------------
Person With      (8)  Shared Dispositive Power None



(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     575,500

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)


(11)   Percent of Class Represented by Amount in Row 9

       11.5

(12)   Type of Reporting Person (See Instructions)

       IA

CUSIP No. 470120106          SCHEDULE 13G         Page 3 of 7
--------------------------------------------------------------

(1)    Names of Reporting Persons. I.R.S. Identification Nos. of
       Above Persons (entities only)

       George Foot
       Sonia Rosenbaum

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)
       (a) [ ]
       (b) [X]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization

       United States

Number           (5)  Sole Voting Power        575,500
of Shares        ------------------------------------------------
Beneficially     (6)  Shared Voting Power      None
Owned by         -----------------------------------------------
Each             (7)  Sole Dispositive Power   575,000
Reporting        ------------------------------------------------
Person With      (8)  Shared Dispositive Power None

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

       575,500

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)

(11)   Percent of Class Represented by Amount in Row 9

       11.5

(12)   Type of Reporting Person (See Instructions)

       HC

CUSIP No. 470120106          SCHEDULE 13G           Page 4 of 7
---------------------------------------------------------------
Item 1(a) Name of Issuer:

           Jakarta Growth Fund, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

           180 Maiden Lane, New York, NY  10038

Item 2(a) Name of Person Filing:

           Newgate Management Associates ("Newgate"), George Foot and Sonia Rosenbaum

Item 2(b) Address of Principal Business Office:

           The principal business office and business address for each Reporting Person filing is 80 Field Point Road, Greenwich, CT 06830.

Item 2(c) Citizenship:

           This statement is filed on behalf of Newgate, a Massachusetts general partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended. George Foot and Sonia Rosenbaum, the sole general partners of Newgate, are United States citizens.

Item 2(d)  Title of Class of Securities:
           Common Stock, $0.10 Par Value

Item 2(c)  CUSIP Number:
           470120106

Item 3.    If this statement is filed pursuant to rules 13d-
           1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ]    Broker or Dealer registered under section 15 of the
           Act
(b) [ ]    Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g) [X]    Parent Holding Company, in accordance with
           Section 240.13d-1(b)(ii)(G)
(h) [ ]    Group, in accordance with Section 240.13d
           -1(b)(1)(ii)(H)

CUSIP No. 470120106          SCHEDULE 13G          Page 5 of 7
--------------------------------------------------------------

Item 4.   Ownership:

(a)    Amount Beneficially Owned:
       575,500 shares of Common Stock

(b)    Percent of Class:
       11.5%

(c)    Number of shares as to which such person has:

       (i)    sole power to vote or to direct the vote:  575,500

       (ii)   shared power to vote or to direct the vote: None

       (iii)  sole power to dispose or to direct the disposition of:

               575,500

       (iv) shared power to dispose or to direct the disposition of:

              None

        See pp. 2-3 of this Schedule, setting forth the aggregate number and percentage of the securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person

        The account owners who are advised by Newgate have the right to receive and the power the direct the receipt of dividends from, and the proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

        George Foot and Sonia Rosenbaum are filing as Parent Holding Companies pursuant to Rule 13d-1(b)(ii)(G). See attached exhibit.

Item 8. Identification and Classification of Members of the Group
        Not applicable

Item 9. Notices of Dissolution of Group
        Not applicable.

CUSIP No. 470120106          SCHEDULE 13G          Page 6 of 7
---------------------------------------------------------------

Item 10.  Certification:

        Each of the undersigned certifies that, to the best of its/his/her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


After reasonable inquiry and to the best of its/his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: July 25, 1997



                             Newgate Management Associates

                             By:/s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum/Partner


                             /s/ George Foot
                             -----------------------------
                             George Foot

                             /s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum

CUSIP No. 470120106          SCHEDULE 13G           Page 7 of 7
---------------------------------------------------------------

                      Exhibit to Schedule 13G

Item 7.

     Each of George Foot and Sonia Rosenbaum is filing as a "Parent Holding Company." The subsidiary is Newgate
     Management Associates, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended.